UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

As of August 3, 2025, SMX (Security Matters) Public Limited Company (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with institutional investors (the “Investors”) to issue and sell to each of the Investors a promissory note (the “Note”), for aggregate gross proceeds to the Company of up to $11.0 million, subject to conditions (the “Purchase Price”), before deducting fees to the Placement Agent (as defined below) and other expenses payable by the Company in connection with the offering (the “Offering”).

The Purchase Price shall be paid as follows: $3,000,000 on the initial closing date (the “First Closing”); $3,000,000 on a second closing date prior to the effective date of the First Form F-1 (as defined below) (the “Second Closing”); $2,500,000 on a third closing upon the Third Closing Triggering Event (as defined below) (the “Third Closing”); and $2,500,000 on a fourth closing on a fourth closing date prior to the effective date of the Second Form F-1 (as defined below) (the “Fourth Closing”).

The First Closing was on August 4, 2025. The Company has committed to register for resale the Ordinary Shares that may be issued upon conversion of the Note with respect to the First Closing and the Second Closing, and shall file a Registration Statement on Form F-1 (the “First Form F-1”) within ten business days of the First Closing. The “Third Closing Triggering Event” means the later of (a) the date that the Investors have converted all outstanding amounts owed under the Note from the First Closing and the Second Closing into the Company’s Ordinary Shares and (b) the filing with the Securities and Exchange Commission of a second registration statement covering the resale of all Ordinary Shares issuable upon conversion of the Note with respect to the Third Closing and the Fourth Closing (the “Second Registration Statement”). In the event the Investors do not fully convert their Note with respect to the First Closing and the Second Closing, the Investors are not required to fund the Note with respect to the Third Closing or the Fourth Closing.

The Company intends to use the net proceeds from the sale of the Note for working capital and general corporate purposes, and to pay down certain outstanding indebtedness and other liabilities of the Company.

RBW Capital Partners LLC (a division of Dawson James Securities, Inc.) (the “Placement Agent”) acted as placement agent for the Offering. Aegis Capital Corp. (“Aegis”) acted as exclusive advisor with respect to the Offering.

The Notes are in the aggregate principal amount of up to $13,750,000 (the “Principal Amount”), and carry an original issue discount of 20%. The maturity date of each Note is the 12-month anniversary of the issuance date, and is the date upon which the Principal Amount, as well as any other fees, shall be due and payable.

Each Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest if any (including any costs, fees and charges) into the Company’s ordinary shares, par value US$0.000000000000041 (the “Ordinary Shares”) at a conversion price equal to the greater of $0.332 and 85% of the lowest daily volume weighted average price of the Ordinary Shares during the seven trading days immediately prior to the date of conversion. Any such conversion is subject to conversion limitations so each Investor beneficially owns less than 4.99% of the Ordinary Shares. Additionally, each Investor is limited from selling the Ordinary Shares issued upon conversion of the Note in an amount equal to 20% of the Company’s trading volume during the same trading day, which may be waived from time to time.

Subject to exceptions described in the Purchase Agreement (the “Exempt Issuances”), including relating to the permitted issuance of Company securities if such securities remain restricted through the maturity date of the Note or its earlier conversion in full, the Company may not sell any equity or equity-linked securities during the term of the Note without the Investors’ consent.

The Notes contain customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note, which entitle each Investor, among other things, to accelerate the due date of the unpaid principal amount of the Note. Upon the first occurrence of an Event of Default with respect to the Note, the Principal Amount outstanding as of the Event of Default date shall be automatically increased by 20%. Additionally, from and after the occurrence and during the continuance of any Event of Default, each Note shall commence accruing interest at the rate of 20% per annum, and shall be due and payable on the first trading day of each calendar month during the continuance of such Event of Default.

The Purchase Agreement contains certain representations and warranties made by each of the Company and the Investor, as set forth therein.

On July 30, 2025, the Company entered into an engagement letter in connection with the Offering (the “Engagement Letter”), with the Placement Agent, pursuant to which the Placement Agent agreed to serve as the placement agent for the issuance and sale of securities of the Company pursuant to the Purchase Agreement. As compensation for such placement agent services, the Company has agreed to pay the Placement Agent, collectively with Aegis for its fees, an aggregate cash fee equal to 8.0% of the gross proceeds received by the Company from the Offering, plus up to $90,000 for its fees and expenses.

Further, pursuant to the Engagement Letter, the Placement Agent is entitled to compensation with respect to any financing of the Company occurring within 12 months of the termination or expiration of the Engagement Letter when such financing is provided by investors whom the Placement Agent actually introduced to the Company during the term of the Engagement Letter. The Engagement Letter also includes indemnification obligations of the Company and other provisions customary for transactions of this nature.

The Company expects to pay to the Placement Agent approximately $480,000 in the aggregate in cash fees in relation to the transactions contemplated by the First Closing and the Second Closing, of which $240,000 is payable at the first closing and $240,000 is payable at the second closing.

The Note will be issued in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and, along with the Ordinary Shares underlying the Note, will not be registered under the Securities Act or applicable state securities laws. Accordingly, the Note and such underlying Ordinary Shares may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and such applicable state securities laws. This Report on Form 6-K shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing is a brief description of the Purchase Agreement, the Note and the Engagement Letter, and is qualified in its entirety by reference to the full text of such documents.

On August 5, 2025, the Company issued a press release announcing the Offering, a copy of which is attached hereto as Exhibit 99.4 and is incorporated by reference into this Report on Form 6-K.

Exhibit Number	Description
99.1	Engagement Letter
99.2	Form of Securities Purchase Agreement
99.3	Form of Promissory Note
99.4	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 5, 2025

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer